                                 PG ENERGY INC.

                              STATEMENTS OF INCOME

                                                                                   Year Ended December 31,
                                                                        --------------------------------------------
                                                                           1996              1995             1994
                                                                        ---------         ---------        ---------
                                                                                    (Thousands of Dollars)
OPERATING REVENUES                                                      $ 160,594         $ 152,756        $ 167,992
  Cost of gas                                                              88,291            84,372           98,653
                                                                        ---------         ---------        ---------
OPERATING MARGIN                                                           72,303            68,384           69,339
                                                                        ---------         ---------        ---------

OTHER OPERATING EXPENSES:
  Operation                                                                25,070            22,438           22,652
  Maintenance                                                               5,513             4,967            4,436
  Depreciation                                                              7,612             6,971            6,667
  Income taxes                                                              6,364             5,168            5,649
  Taxes other than income taxes                                            11,028             9,918           10,807
                                                                        ---------         ---------        ---------
      Total other operating expenses                                       55,587            49,462           50,211
                                                                        ---------         ---------        ---------

OPERATING INCOME                                                           16,716            18,922           19,128

OTHER INCOME, NET (Note 4)                                                    143               301               72
                                                                        ---------         ---------        ---------
INCOME BEFORE INTEREST CHARGES                                             16,859            19,223           19,200
                                                                        ---------         ---------        ---------

INTEREST CHARGES:
  Interest on long-term debt                                                6,862             9,304            8,914
  Other interest                                                              658             1,543            1,005
  Allowance for borrowed funds used
    during construction                                                      (177)              (94)             (21)
                                                                        ---------         ---------        ---------
      Total interest charges                                                7,343            10,753            9,898
                                                                        ---------         ---------        ---------

INCOME FROM CONTINUING OPERATIONS                                           9,516             8,470            9,302

INCOME (LOSS) WITH RESPECT TO DISCONTINUED
  OPERATIONS (Note 2)                                                        (363)           (3,834)          10,504
                                                                        ---------         ---------        ---------

NET INCOME                                                                  9,153             4,636           19,806


DIVIDENDS ON PREFERRED STOCK                                                1,730             2,763            4,639
                                                                        ---------         ---------        ---------
EARNINGS APPLICABLE TO COMMON STOCK                                     $   7,423         $   1,873        $  15,167
                                                                        =========         =========        =========
COMMON STOCK:
  Earnings (loss) per share of common stock:
    Continuing operations                                               $    2.16         $    1.02        $     .90
    Discontinued operations                                                  (.10)             (.69)            2.02
                                                                        ---------         ---------        ---------
    Income before premium on repurchase/
      redemption of preferred stock                                          2.06               .33             2.92
    Premium on repurchase/redemption of
      preferred stock                                                        (.37)                -             (.19)
                                                                        ---------         ---------        ---------
    Total                                                               $    1.69         $     .33        $    2.73
                                                                        =========         =========        =========
Weighted average number of shares outstanding                           3,601,072         5,569,765        5,189,108
                                                                        =========         =========        =========

The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                                 BALANCE SHEETS

                                                                                          December 31,
                                                                                  -----------------------------
                                                                                    1996                 1995
                                                                                  --------             --------
                                                                                     (Thousands of Dollars)
ASSETS

UTILITY PLANT:
  At original cost                                                                $319,205             $295,895
  Accumulated depreciation                                                         (79,783)             (76,882)
                                                                                  --------             --------
                                                                                   239,422              219,013
                                                                                  --------             --------

OTHER PROPERTY AND INVESTMENTS                                                       4,894                5,089
                                                                                  --------             --------
CURRENT ASSETS:
  Cash and cash equivalents                                                            690                  328
  Accounts receivable -
    Customers                                                                       17,183               18,189
    Affiliates, net                                                                     58                    -
    Others                                                                             565                  815
    Reserve for uncollectible accounts                                              (1,140)                (781)
  Accrued utility revenues                                                          11,830               10,319
  Materials and supplies, at average cost                                            2,460                2,609
  Gas held by suppliers, at average cost                                            20,265               15,140
  Natural gas transition costs collectible                                           2,525                4,612
  Deferred cost of gas and supplier refunds, net                                    19,316                    -
  Prepaid expenses and other                                                         1,313                3,281
                                                                                  --------             --------
                                                                                    75,065               54,512
                                                                                  --------             --------
DEFERRED CHARGES:
  Regulatory assets -
    Deferred taxes collectible                                                      29,771               30,015
    Other                                                                            4,274                3,013
  Unamortized debt expense                                                           1,153                1,340
                                                                                  --------             --------
                                                                                    35,198               34,368
                                                                                  --------             --------

NET ASSETS OF DISCONTINUED OPERATIONS (Note 2)                                           -              204,250
                                                                                  --------             --------

TOTAL ASSETS                                                                      $354,579             $517,232
                                                                                  ========             ========


The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                                 BALANCE SHEETS

                                                                                          December 31,
                                                                                  -----------------------------
                                                                                    1996                 1995
                                                                                  --------             --------
                                                                                     (Thousands of Dollars)
CAPITALIZATION AND LIABILITIES

CAPITALIZATION (see accompanying statements):
  Common shareholder's investment (Notes 5 and 8)                                 $ 96,005             $208,356
  Preferred stock of PGE (Note 6) -
    Not subject to mandatory redemption, net                                        18,851               33,615
    Subject to mandatory redemption                                                    739                1,680
  Long-term debt (Note 7)                                                           55,000               55,000
                                                                                  --------             --------
                                                                                   170,595              298,651
                                                                                  --------             --------
CURRENT LIABILITIES:
  Current portion of long-term debt (Notes 7 and 9)
    Parent                                                                          31,400                    -
    Other                                                                           38,721              115,801
  Preferred stock subject to repurchase or mandatory
    redemption (Note 6)                                                                115                   80
  Note payable (Note 9)                                                             10,000               10,000
  Accounts payable -
    Suppliers                                                                       17,831               17,781
    Parent                                                                             348                  760
    Affiliates, net                                                                      -                   66
  Deferred cost of gas and supplier refunds, net                                         -                  434
  Accrued general business and realty taxes                                          2,239                1,542
  Accrued income taxes                                                              14,559                  516
  Accrued interest                                                                   1,936                2,062
  Accrued natural gas transition costs (Note 3)                                      2,095                2,278
  Other                                                                              3,375                3,162
                                                                                  --------             --------
                                                                                   122,619              154,482
                                                                                  --------             --------
DEFERRED CREDITS:
  Deferred income taxes                                                             49,119               48,848
  Accrued natural gas transition costs (Note 3)                                          -                1,144
  Unamortized investment tax credits                                                 4,767                4,938
  Operating reserves                                                                 3,086                3,709
  Other                                                                              4,393                5,460
                                                                                  --------             --------
                                                                                    61,365               64,099
                                                                                  --------             --------


COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)

TOTAL CAPITALIZATION AND LIABILITIES                                              $354,579             $517,232
                                                                                  ========             ========

The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                            STATEMENTS OF CASH FLOWS

                                                                                     Year Ended December 31,
                                                                           ------------------------------------------
                                                                              1996             1995            1994
                                                                           ---------         --------        --------
                                                                                     (Thousands of Dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
  Income from continuing operations                                        $   9,516         $  8,470        $  9,302
  Effects of noncash charges to income -
    Depreciation                                                               7,675            7,018           6,693
    Deferred income taxes, net                                                 1,940             (265)            725
    Provisions for self insurance                                              1,042            2,652           1,030
    Other, net                                                                 1,390            5,190           2,755
  Changes in working capital, exclusive of cash
   and current portion of long-term debt -
    Receivables and accrued utility revenues                                      46           (3,309)          1,546
    Gas held by suppliers                                                     (5,125)           4,885           6,625
    Accounts payable                                                             215              839          (5,609)
    Deferred cost of gas and supplier refunds, net                           (18,493)           5,715           5,784
    Other current assets and liabilities, net                                  2,958           (6,622)           (658)
  Other operating items, net                                                  (5,644)           2,675          (4,020)
                                                                           ---------         --------        --------
      Net cash provided by (used for) continuing
        operations                                                            (4,480)          27,248          24,173
  Net cash provided by (used for) discontinued
    operations                                                               (45,173)           3,764             552
                                                                           ---------         --------        --------
      Net cash provided by (used for) operating
        activities                                                           (49,653)          31,012          24,725
                                                                           ---------         --------        --------
CASH FLOW FROM INVESTING ACTIVITIES:
  Additions to utility plant                                                 (29,312)         (20,615)        (16,960)
  Proceeds from the sale of discontinued
    operations                                                               261,752                -               -
  Other, net                                                                   1,078           (4,934)          1,098
                                                                           ---------         --------        --------
      Net cash provided by (used for) investing
        activities                                                           233,518          (25,549)        (15,862)
                                                                           ---------         --------        --------
CASH FLOW FROM FINANCING ACTIVITIES:
  Issuance of common stock                                                       339            5,720          23,439
  Repurchase of common stock                                                 (85,008)               -               -
  Redemption of preferred stock                                              (15,670)             (80)        (30,080)
  Dividends on common and preferred stock                                    (35,498)         (18,032)        (14,244)
  Issuance of long-term debt                                                       -           50,000          30,000
  Issuance of long-term debt to parent                                        49,900                -               -

  Repayment of long-term debt                                                (50,000)         (53,535)        (31,055)
  Repayment of long-term debt to parent                                      (18,500)               -               -
  Repayment of note payable to parent                                              -                -          (3,680)
  Net increase (decrease) in bank borrowings                                 (27,723)          10,519          15,370
  Other, net                                                                  (1,343)             (31)         (1,023)
                                                                           ---------         --------        --------
      Net cash used for financing activities                                (183,503)          (5,439)        (11,273)
                                                                           ---------         --------        --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                    362               24          (2,410)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   328              304           2,714
                                                                           ---------         --------        --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $     690         $    328        $    304
                                                                           =========         ========        ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest (net of amount capitalized)                                   $   7,139         $ 23,802         $ 21,001
                                                                           =========         ========         ========
    Income taxes                                                           $  46,483         $  8,694         $  7,353
                                                                           =========         ========         ========

The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                          STATEMENTS OF CAPITALIZATION

                                                                                   December 31,
                                                                        ------------------------------------
                                                                           1996                         1995
                                                                        ---------                    -------
                                                                               (Thousands of Dollars)
COMMON SHAREHOLDER'S INVESTMENT (Notes 5 and 8):
  Common stock, no par value
    (stated value $10 per share)
    Authorized - 15,000,000 shares
    Outstanding - 3,314,155 and
      5,602,480 shares, respectively                                    $  33,142                    $  56,025
  Additional paid-in capital                                               32,677                       94,463
  Retained earnings                                                        30,186                       57,868
                                                                        ---------                    ---------
     Total common shareholder's investment                                 96,005        56.3%         208,356         69.8%
                                                                        ---------                    ---------
PREFERRED STOCK, par value $100 per share
  Authorized - 997,500 shares (Note 6):
    Not subject to mandatory redemption, net -
      4.10% cumulative preferred,
         79,670 and 100,000 shares outstanding,
         respectively                                                       7,967                       10,000
      Less current repurchases                                                (35)                           -
      9% cumulative preferred, 115,641 and
        250,000 shares outstanding, respectively,
        net of issuance costs                                              10,919                       23,615
                                                                        ---------                    ---------
    Total preferred stock not subject to
        mandatory redemption, net                                          18,851        11.1%          33,615         11.2%
                                                                        ---------                    ---------
    Subject to mandatory redemption -
      5.75% cumulative preferred, 8,192 and
        17,600 shares outstanding, respectively                               819                        1,760
      Less current redemption requirements                                    (80)                         (80)
                                                                        ---------                    ---------
    Total preferred stock subject to
        mandatory redemption                                                  739         0.4%           1,680          0.6%
                                                                        ---------                    ---------
LONG-TERM DEBT (Note 7):
  First mortgage bonds                                                     55,000                       55,000
  Notes                                                                    70,121                      115,801
  Less current maturities and sinking
    fund requirements                                                     (70,121)                    (115,801)
                                                                        ---------                    ---------

     Total long-term debt                                                  55,000        32.2%          55,000         18.4%
                                                                        ---------       ------       ---------        ------
TOTAL CAPITALIZATION                                                    $ 170,595       100.0%       $ 298,651        100.0%
                                                                        =========       ======       =========        ======

The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                 STATEMENTS OF COMMON SHAREHOLDER'S INVESTMENT

              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                      Additional
                                                       Common          Paid-In            Retained
                                                       Stock           Capital            Earnings           Total
                                                      -------         ----------          --------         --------
                                                                          (Thousands of Dollars)
Balance at December 31, 1993                          $48,687          $  72,642          $ 66,682         $188,011
Net income for 1994                                         -                  -            19,806           19,806
Issuance of common stock                                5,880             17,559                 -           23,439
Premium on redemption of preferred
  stock                                                     -                  -              (980)            (980)
Dividends on:
  Preferred stock (Note 6)                                  -                  -            (4,639)          (4,639)
  Common stock ($1.81 per share)                            -                  -            (9,605)          (9,605)
                                                      -------         ----------          --------         --------
Balance at December 31, 1994                           54,567             90,201            71,264          216,032
Net income for 1995                                         -                  -             4,636            4,636
Issuance of common stock                                1,458              4,262                 -            5,720
Dividends on:
  Preferred stock (Note 6)                                  -                  -            (2,763)          (2,763)
  Common stock ($2.7425 per share)                          -                  -           (15,269)         (15,269)
                                                      -------         ----------          --------         --------
Balance at December 31, 1995                           56,025             94,463            57,868          208,356
Net income for 1996                                         -                  -             9,153            9,153
Issuance of common stock                                   90                249                 -              339
Repurchase of common stock                            (22,973)           (62,035)                -          (85,008)
Premium on repurchase of
  preferred stock                                           -                  -            (1,337)          (1,337)
Dividends on:
  Preferred stock (Note 6)                                  -                  -            (1,730)          (1,730)
  Common stock ($10.217 per share)                          -                  -           (33,768)         (33,768)
                                                      -------         ----------          --------         --------
Balance at December 31, 1996                          $33,142         $   32,677          $ 30,186         $ 96,005
                                                      =======         ==========          ========         ========

The accompanying notes are an integral part of the financial statements.

                                 PG ENERGY INC.

                         NOTES TO FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Nature of the Business. PG Energy Inc. ("PGE"), formerly known as Pennsylvania Gas and Water Company, a wholly-owned subsidiary of Pennsylvania Enterprises, Inc. ("PEI"), is a regulated public utility subject to the jurisdiction of the Pennsylvania Public Utility Commission ("PPUC") for rate and accounting purposes. PGE distributes natural gas to a ten-county area in northeastern Pennsylvania, a territory that includes 116 municipalities, in addition to the cities of Scranton, Wilkes-Barre and Williamsport. On February 14, 1997, PGE acquired all of the outstanding capital stock of Honesdale Gas Company ("Honesdale"), a regulated public utility serving approximately 3,200 customers in portions of Pike and Wayne Counties in northeastern Pennsylvania.

      The financial statements of PGE have been prepared in accordance with generally accepted accounting principles, including the provisions of Financial Accounting Standards Board ("FASB") Statement 71, "Accounting for the Effects of Certain Types of Regulation," which give recognition to the rate and accounting practices of regulatory agencies such as the PPUC.

      Use of Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors and regulatory matters (see "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Restructuring of Natural Gas Industry" in Item 7 of this Form 10-K) which are difficult to predict and are beyond the control of PEI. Therefore, actual amounts could differ from these estimates.

      Utility Plant and Depreciation. Utility plant is stated at cost, which represents the original cost of construction, including payroll, administrative and general costs, and an allowance for funds used during construction.

      The allowance for funds used during construction ("AFUDC") is defined as the net cost during the period of construction of borrowed funds used and a reasonable rate upon other funds when so used. Such allowance is charged to utility plant and reported as a reduction of interest expense (with respect to the cost of borrowed funds) in the accompanying statements of income. AFUDC varies according to changes in the level of construction work in progress and in the sources and costs of capital. The weighted average rate for such allowance was approximately 9% in 1996, 8% in 1995 and 7% in 1994.

      PGE provides for depreciation on a straight-line basis. Exclusive of transportation and work equipment, the annual provision for depreciation, as related to the average depreciable original cost of utility plant, was 2.60% in 1996, 2.75% in 1995 and 2.77% in 1994, respectively.

      When depreciable property is retired, the original cost of such property is removed from the utility plant accounts and is charged, together with the cost of removal less salvage, to accumulated depreciation. No gain or loss is recognized in connection with retirements of depreciable property, other than in the case of significant involuntary conversions or extraordinary retirements.

      Revenues and Cost of Gas. PGE bills its customers monthly based on estimated or actual meter readings on cycles that extend throughout the month. The estimated unbilled amounts from the most recent meter reading dates through the end of the period being reported on are recorded as accrued revenues.

      PGE generally passes on to its customers increases or decreases in gas costs from those reflected in its tariff charges. In accordance with this procedure, PGE defers any current under or over-recoveries of gas costs and collects or refunds such amounts in subsequent periods. PGE had underrecoveries of gas costs totaling $29.6 million, $10.4 million and $15.8 million as of December 31, 1996, 1995 and 1994, respectively.

      Deferred Charges (Regulatory Assets). PGE generally accounts for and reports its costs in accordance with the economic effect of rate actions by the PPUC. To this extent, certain costs are recorded as deferred charges pending their recovery in rates. These amounts relate to previously-issued orders of the PPUC and are of a nature which, in PGE's opinion, will be recoverable in future rates, based on such rate orders. In addition to deferred taxes collectible, which represent the probable future rate recovery of the previously unrecorded deferred taxes primarily relating to certain temporary differences in the basis of utility plant not previously recorded because of the regulatory rate practices of the PPUC, the following deferred charges are included as "Other" regulatory assets as of December 31, 1996 and 1995:

                                                 1996                   1995
                                                -------                ------
                                                    (Thousands of Dollars)
      Computer software costs                   $ 1,293               $   415
      Early retirement plan charges                 664                   710
      Rate case expense                             588                    11
      Low income usage reduction program            492                   429
      Extraordinary charges due to flooding         426                     -
      Customer assistance program                   219                   109
      Corrosion control costs                       194                   341
      Natural gas transition costs collectible        -                   497
      Other                                         398                   501
                                                -------               -------
        Total                                   $ 4,274               $ 3,013
                                                =======               =======


      PGE also records, as deferred charges, the direct financing costs incurred in connection with the issuance of long-term debt and redeemable preferred stock and equitably amortizes such amounts over the life of such securities.

      Cash and Cash Equivalents. For the purposes of the statements of cash flows, PGE considers all highly liquid debt instruments purchased, which generally have a maturity of three months or less, to be cash equivalents. Such instruments are carried at cost, which approximates market value.

      Income Taxes. PGE provides for deferred taxes in accordance with the provisions of FASB Statement 109. The components of PGE's net deferred income tax liability relative to continuing operations as of December 31, 1996 and 1995, are shown below:

                                                 1996                  1995
                                                -------               -------
                                                     (Thousands of Dollars)
      Utility plant basis differences           $53,132               $51,822
      FERC Order 636 transition costs               181                   700
      Postretirement benefits                      (726)                (536)
      Take-or-pay costs, net                       (467)                (467)
      Alternative minimum tax                         -               (1,947)
      Operating reserves                         (1,406)              (1,300)
      Other                                      (1,595)                  576
                                                -------               -------
          Net deferred income tax liability     $49,119               $48,848
                                                =======               =======

      The provision for income taxes relative to continuing operations consists of the following components:

                                                                         1996            1995            1994
                                                                        -------         -------         -----
                                                                               (Thousands of Dollars)
      Included in operating expenses:
        Currently payable -
          Federal                                                       $ 3,235         $ 4,457         $ 3,013
          State                                                           1,361           1,169           1,128
                                                                        -------         -------         -------
            Total currently payable                                       4,596           5,626           4,141
                                                                        -------         -------         -------
        Deferred, net -
          Federal                                                         2,059             198           1,785
          State                                                            (119)           (463)           (105)
                                                                        -------         -------         -------
            Total deferred, net                                           1,940            (265)          1,680
                                                                        -------         -------         -------
        Amortization of investment tax credits                             (172)           (193)           (172)
                                                                        -------         -------         -------
            Total included in operating expenses                          6,364           5,168           5,649
                                                                        -------         -------         -------
      Included in other income, net:
        Currently payable -
          Federal                                                           (59)            135             213
          State                                                             (19)             43              85
                                                                        -------         -------         -------
            Total currently payable                                         (78)            178             298
                                                                        -------         -------         -------
        Deferred, net -
          Federal                                                             -               -              (5)
          State                                                               -               -               -
                                                                        -------         -------         -------
            Total deferred, net                                               -               -              (5)
                                                                        -------         -------         -------
            Total included in other income, net                             (78)            178             293
                                                                        -------         -------         -------
            Total provision for income taxes                            $ 6,286         $ 5,346         $ 5,942
                                                                        =======         =======         =======

      The total provision for income taxes relative to continuing operations shown in the accompanying statements of income differs from the amount which would be computed by applying the statutory federal income tax rate to income before income taxes. The following table summarizes the major reasons for this difference:


                                                                          1996            1995            1994
                                                                        -------         -------         ------
                                                                                 (Thousands of Dollars)
      Income before income taxes                                        $15,802         $13,816         $15,293
                                                                        =======         =======         =======
      Tax expense at statutory federal
        income tax rate                                                 $ 5,531         $ 4,836         $ 5,353
      Increases (reductions) in taxes
        resulting from -
          State income taxes, net of
            federal income tax benefit                                      795             487             879
          Amortization of investment tax
            credits                                                        (172)           (193)           (172)
          Other, net                                                        132             216            (118)
                                                                        -------         -------         -------
        Total provision for income taxes                                $ 6,286         $ 5,346         $ 5,942
                                                                        =======         =======         =======

      Long Lived Assets. FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets", requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In addition, FASB Statement 121 requires that regulatory assets meet the recovery criteria of FASB Statement 71, "Accounting for Effects of Certain Types of Regulation", on an ongoing basis in order to avoid a writedown. The implementation of FASB Statement 121 in 1996 did not have a significant impact on PGE. The carrying amount of all assets, including regulatory assets, is considered recoverable.

(2)  DISCONTINUED OPERATIONS

      Pursuant to an Asset Purchase Agreement dated April 26, 1995, as amended (the "Agreement"), among PEI, PGE, American Water Works Company, Inc. ("American") and Pennsylvania-American Water Company ("Pennsylvania-American"), a wholly-owned subsidiary of American, PEI and PGE sold substantially all of the assets, properties and rights of PGE's water utility operations to Pennsylvania-American on February 16, 1996. Under the terms of the Agreement, Pennsylvania-American paid PGE $414.3 million consisting of $262.1 million in cash and the assumption of $152.2 million of PGE's liabilities, including $141.0 million of its long-term debt. PGE continued to operate the water utility business until February 16, 1996. The cash proceeds from the sale of approximately $203.3 million, net of the estimated $58.8 million of income taxes, have been used by PEI and PGE to retire debt, to repurchase stock (see
Note 5 of the Notes to Financial Statements), for construction expenditures and for working capital for their continuing operations.

      The sale price reflected a $6.5 million premium over the book value of the assets sold. However, after transaction costs and the net effect of other items, the sale resulted in an estimated after tax loss of approximately $6.2 million, net of the income from the water operations during the phase-out period (which for financial reporting purposes was April 1, 1995, through February 15, 1996). The sale involved a gain for income tax purposes, primarily because of the accelerated depreciation that had been claimed by PGE with respect to the water utility plant that was sold. It is estimated that the income taxes payable on the sale, for which deferred income taxes had previously been provided, will be approximately $58.8 million, of which $44.6 million had been paid as of December 31, 1996.

      The accompanying financial statements reflect PGE's water utility operations as "discontinued operations" effective March 31, 1995. Interest charges relating to indebtedness of PGE were allocated through the date of disposition to the discontinued operations based on the relationship of the gross water utility plant that was sold to the total of PGE's gross gas and water utility plant. This is the same method as was utilized by PGE and the PPUC in establishing the revenue requirements of both PGE's gas and water utility operations. None of the dividends on PGE's preferred stock nor any of PEI's interest expense were allocated to the discontinued operations.

      Selected financial information for the discontinued operations as of December 31, 1995, and for the years ended December 31, 1995 and 1994 is set forth below:

                     Net Assets of Discontinued Operations

                                                                                        As of
                                                                                  December 31, 1995
                                                                                  -----------------
                                                                               (Thousands of Dollars)
Net utility plant                                                                 $         368,742
Current assets (primarily accounts receivable
  and accrued revenues)                                                                      38,508
                                                                                  -----------------
Total assets being acquired by
  Pennsylvania-American                                                                     407,250
Liabilities being assumed by
  Pennsylvania-American                                                                     147,080
                                                                                  -----------------
Net assets being acquired by
  Pennsylvania-American                                                                     260,170
Estimated liability for income taxes on
  sale of discontinued operations                                                           (56,710)
Estimated net income of discontinued operations
  during the remainder of the phase-out period                                                  790
                                                                                  -----------------
Total net assets of discontinued operations                                       $         204,250
                                                                                  =================


                      Income From Discontinued Operations

                                                                                Years ended December 31,
                                                                             ----------------------------
                                                                              1995*                  1994
                                                                             --------              ------
                                                                                 (Thousands of Dollars)
Operating revenues                                                           $ 15,640              $ 66,731
Operating expenses, excluding income taxes                                      8,875                36,677
                                                                             --------              --------
Operating income before income taxes                                            6,765                30,054
Income taxes                                                                    1,403                 6,850
                                                                             --------              --------
Operating income                                                                5,362                23,204
Other income                                                                        9                    49
Allocated interest charges                                                     (3,244)              (12,749)
                                                                             --------              --------
Income from discontinued operations                                          $  2,127              $ 10,504
                                                                             ========              ========

* Reflects amounts only through March 31, 1995, the effective date of the discontinuance of PGE's water utility operations for financial statement purposes.

                  Net Cash Provided by Discontinued Operations

                                                                                Years ended December 31,
                                                                               1995*                 1994
                                                                             --------              --------
                                                                               (Thousands of Dollars)
Income from discontinued operations                                          $  2,127              $ 10,504
Noncash charges (credits) to income:
    Depreciation                                                                1,946                 7,672
    Deferred treatment plant costs, net                                           145                   581
    Deferred income taxes                                                         447                 5,146
    Deferred water utility billings                                                 -                (5,574)
Changes in working capital, exclusive
  of long-term debt                                                             1,648                   353
Additions to utility plant                                                     (2,276)              (20,980)
Utilization of restricted funds                                                     -                 9,753
Net increase (decrease) in long-term
  debt                                                                          1,010                (6,834)
Other, net                                                                     (1,283)                  (69)
                                                                             --------              --------
Net cash provided by discontinued
  operations                                                                 $  3,764              $    552
                                                                             ========              ========

* Reflects amounts only through March 31, 1995, the effective date of the discontinuance of PGE's water utility operations for financial statement purposes.

(3)  RATE MATTERS

      Rate Increase. On May 24, 1996, PGE filed an application with the PPUC seeking an increase in its base gas rates, designed to produce $14.1 million in additional annual revenue, to be effective July 23, 1996. On June 20, 1996, the PPUC suspended this rate increase for seven months (until February 23, 1997) in order to investigate the reasonableness of the proposed rates. On November 7, 1996, PGE and certain parties filing objections to the rate increase request filed a Settlement Agreement and Joint Petition for Settlement of Rate Investigation (the "Settlement Petition") with the Administrative Law Judge assigned to conduct the investigation of the rate increase request. This Settlement Petition provided for an overall 5.3% rate increase that was designed to produce $7.5 million of additional annual revenue. By Order adopted December 19, 1996, the PPUC approved the Settlement Petition effective January 15, 1997. Under the terms of the Settlement Petition, the billing for the impact of the rate increase relative to PGE's residential heating customers (which it is estimated will total $6.6 million on an annual basis) is being deferred, without carrying charges, until July, 1997.


      Gas Cost Adjustments. The provisions of the Pennsylvania Public Utility Code require that the tariffs of local gas distribution companies ("LDCs") such as PGE, be adjusted on an annual basis, and on an interim basis when circumstances dictate, to reflect changes in their purchased gas costs. The procedure includes a process for the reconciliation of actual gas costs incurred and actual revenues received and also provides for the refund of any overcollections, plus interest thereon, or the recoupment of any undercollections of gas costs.

      In accordance with these procedures, PGE has been permitted to make the following changes since January 1, 1994, to the gas costs contained in its gas tariff rates:

                                                     Change in
                                                    Rate per MCF                     Calculated
                   Effective                        Rate per MCF                 Increase (Decrease)
                      Date                        From         To                 in Annual Revenue
                 ----------------                 ----        ----               -------------------
                 December 1, 1996                  3.01       4.18                   32,400,000
                 September 1, 1996                 2.88       3.01                    3,600,000
                 June 1, 1996                      2.75       2.88                    3,400,000
                 December 1, 1995                  2.42       2.75                    9,600,000
                 May 15, 1995                      3.68       2.42                   (8,200,000)*
                 December 1, 1994                  3.74       3.68                   (1,800,000)

      * Represents estimated reduction in revenue for the period May 15, 1995, through November 30, 1995.

      The changes in gas rates on account of purchased gas costs have no effect on PGE's earnings since the change in revenue is offset by a corresponding change in the cost of gas.

      Recovery of FERC Order 636 Transition Costs. On October 15, 1993, the PPUC adopted an annual purchased gas cost ("PGC") order (the "PGC Order") regarding recovery of Federal Energy Regulatory Commission ("FERC") Order 636 transition costs. The PGC Order stated that Account 191 and New Facility Costs (the "Gas Transition Costs") are subject to recovery through the annual PGC rate filings made with the PPUC by PGE and other LDCs. The PGC Order also indicated that while Gas Supply Realignment and Stranded Costs (the "Non-Gas Transition Costs") are not natural gas costs eligible for recovery under the PGC rate filing mechanism, such costs are subject to full recovery by LDCs through the filing of a tariff pursuant to either the existing surcharge or base rate provisions of the Code. The PGC Order further stated that all such filings would be evaluated on a case-by-case basis.


      PGE was billed a total of $1.3 million of Gas Transition Costs by its interstate pipelines. Of this amount, $857,000 was recovered by PGE over a twelve-month period ended January 31, 1995, through an increase in its PGC rate, $252,000 was recovered by PGE in its annual PGC rate that the PPUC approved effective December 1, 1995, and the remaining $213,000 is being recovered by PGE in its PGC rate that was effective December 1, 1996.

      By Order of the PPUC entered August 26, 1994, PGE began recovering the Non-Gas Transition Costs that it estimates it will ultimately be billed pursuant to FERC Order 636 through the billing of a surcharge to its customers effective September 12, 1994. It is currently estimated that $10.1 million of Non-Gas Transition Costs will be billed to PGE, generally over a six-year period extending through January 1, 1999, of which $8.0 million had been billed to PGE and $7.5 million had been recovered from its customers as of December 31, 1996. PGE has recorded the estimated Non-Gas Transition Costs that remain to be billed to it and the amounts remaining to be recovered from its customers.

(4)  OTHER INCOME, NET

      Other income, net was comprised of the following elements:

                                                                             Year ended December 31,
                                                                     ---------------------------------------
                                                                      1996            1995            1994
                                                                     -------         -------         -------
                                                                             (Thousands of Dollars)
      Net interest income on the temporary
        investment of proceeds from the sale
        of PGE's water utility operations                            $   267         $     -         $     -
      Loss on sale and retirement of gas wells
        and related abandonment of subsurface gas
        rights, net of related income taxes                             (321)              -               -
      Gain on sale of land and other property,
        net of related income taxes                                      141               -             165
      Write-off of expired advances relating
        to income taxes, net of related
        income taxes                                                       -             227               -
      Amortization of preferred stock issuance
        costs, net of related income tax
        benefits                                                         (13)             (1)           (227)
      Other                                                               69              75             134
                                                                     -------         -------         -------
        Total                                                        $   143         $   301         $    72
                                                                     =======         =======         =======


(5)  COMMON STOCK

      On May 31, 1994, PGE issued 500,000 shares of its common stock to PEI for aggregate net proceeds of $20.0 million. The proceeds from the shares issued on May 31, 1994, were used by PGE to redeem $15.0 million of its 9.50% 1988 series cumulative preferred stock, to fund the $534,375 premium in connection with such redemption, to repay a portion of its bank borrowings and for working capital purposes. Other than shares issued in connection with PEI's Dividend Reinvestment and Stock Purchase Plan and Customer Stock Purchase Plan, PGE has not issued any other shares of common stock since January 1, 1994.

      On July 28, 1994, PEI implemented a Customer Stock Purchase Plan (the "Customer Plan") which provided the residential customers of PGE with a method of purchasing newly-issued shares of PEI common stock at a 5% discount from the market price. PEI uses proceeds from the issuance of shares through the Customer Plan to purchase common stock of PGE. PGE realized $2.4 million and $1.7 million from the issuance of common stock to PEI in connection with the Customer Plan during 1995 and 1994, respectively. Effective May 9, 1995, the Customer Plan was suspended because of the significant reduction in PEI's and PGE's capital requirements resulting from the sale of PGE's water utility operations to Pennsylvania-American.

      PGE also obtains external funds from the sale of its common stock to PEI in connection with PEI's Dividend Reinvestment and Stock Purchase Plan (the "DRP"). However, from June 14, 1996, through December 31, 1996, PEI temporarily suspended the sale of stock to the DRP as a result of the proceeds received from the sale of PGE's water utility operations, and during that period the DRP obtained shares of PEI common stock for participants through open market purchases. Although effective January 1, 1997, PEI resumed selling stock to the DRP, PGE does not expect to make sales of its common stock to PEI in connection with the DRP during 1997 because of the significant reduction in PGE's capital requirements resulting from the sale of PGE's water utility operations to Pennsylvania-American.

      Through the DRP, holders of shares of PEI's common stock may reinvest cash dividends and/or make cash investments in common stock of PEI. During 1996, 1995 and 1994, PGE realized $340,000, $3.3 million and $1.8 million, respectively, from the issuance of common stock to PEI in connection with the DRP.

      On February 16, 1996, PGE repurchased 2,297,297 shares of its common stock from PEI for an aggregate consideration of $85.0 million, with a portion of the proceeds from the sale of its water utility operations to Pennsylvania-American.

(6)  PREFERRED STOCK

      Preferred Stock Subject to Mandatory Redemption. On May 31, 1994, PGE redeemed the remaining 150,000 outstanding shares of its 9.50% 1988 series cumulative preferred stock, $100 par value, at a price of $103.5625 per share, which included a voluntary redemption premium of $3.5625 per share ($534,375 in the aggregate), plus accrued dividends.


      On December 16, 1994, PGE redeemed all 150,000 shares of its 8.90% cumulative preferred stock at a price of $102.97 per share, which included a voluntary redemption premium of $2.97 per share ($445,500 in the aggregate).

      The holders of the 5.75% cumulative preferred stock have a noncumulative right each year to tender to PGE and to require it to purchase at a per share price not exceeding $100, up to (a) that number of shares of the 5.75% cumulative preferred stock which can be acquired for an aggregate purchase price of $80,000 less (b) the number of such shares which PGE may already have purchased during the year at a per share price of not more than $100. On June 17, 1996, PGE repurchased 9,408 shares of its 5.75% cumulative preferred stock (including 800 shares redeemed in accordance with annual sinking fund provisions) for an aggregate consideration of $838,000. Eight hundred such shares were acquired and cancelled by PGE in each of the years ended December 31, 1995 and 1994, for an aggregate purchase price in each year of $80,000.

      As of December 31, 1996, the sinking fund requirements relative to PGE's 5.75% cumulative preferred stock (the only series of preferred stock subject to mandatory redemption that was outstanding as of such date) were $80,000 for each of the years 1997 through 2001. At PGE's option, the 5.75% cumulative preferred stock may currently be redeemed at a price of $102.00 per share ($836,000 in the aggregate).

      Preferred Stock Not Subject to Mandatory Redemption. During the year ended December 31, 1996, PGE repurchased 134,359 shares of its 9% cumulative preferred stock, $100 par value, for an aggregate consideration of $14.5 million, largely pursuant to a self tender offer conducted during March and April, 1996. The 9% cumulative preferred stock is not redeemable at the option of PGE prior to September 15, 1997. Thereafter, it is redeemable at the option of PGE, in whole or in part, upon not less than 30 days' notice, at $100 per share plus accrued dividends to the date of redemption and at a premium of $8 per share if redeemed from September 15, 1997, to September 14, 1998, and a premium of $4 per share if redeemed from September 15, 1998, to September 14, 1999.

      During the year ended December 31, 1996, PGE repurchased 20,330 shares of its 4.10% cumulative preferred stock, $100 par value, for an aggregate consideration of $1.0 million, largely pursuant to a self tender offer conducted during March and April,1996. An additional 350 shares of 4.10% cumulative preferred stock were repurchased in January, 1997, for an aggregate consideration of $19,000. At PGE's option, the 4.10% cumulative preferred stock may currently be redeemed at a redemption price of $105.50 per share or for an aggregate redemption price of $8,368,260.

      Dividend Information. The dividends on the preferred stock of PGE in each of the three years in the period ended December 31, 1996, were as follows:


              Series                                     1996               1995               1994
              ------                                    ------             ------             -----
                                                                   (Thousands of Dollars)
               4.10%                                    $  348             $  410             $  410
               5.75%                                        72                103                108
               8.90%                                         -                  -              1,280
               9.00%                                     1,310              2,250              2,250
               9.50% 1988 series                             -                  -                591
                                                        ------             ------             ------

                Total                                   $1,730             $2,763             $4,639
                                                        ======             ======             ======

      Dividends on all series of PGE's preferred stock are cumulative and PGE may not declare dividends on its common stock if any dividends on shares of preferred stock then outstanding are in default.

(7)  LONG-TERM DEBT

      Long-term debt consisted of the following components at December 31, 1996 and 1995:

                                                                                    1996                 1995
                                                                                  ---------            ---------
                                                                                     (Thousands of Dollars)
   First mortgage bonds -
   8.375% Series, due 2002                                                        $  30,000            $  30,000
   9.23 % Series, due 1999                                                           10,000               10,000
   9.34 % Series, due 2019                                                           15,000               15,000
                                                                                  ---------            ---------
                                                                                     55,000               55,000
                                                                                  ---------            ---------
   Notes -
      Term loan, due 1996                                                                 -               50,000
      Bank borrowings, at weighted average interest
         rates of 6.18% and 6.62%, respectively (Note 9)                             38,721               65,801
      Note payable to PEI                                                            31,400                    -
                                                                                  ---------            ---------
                                                                                     70,121              115,801
                                                                                  ---------            ---------
   Less current maturities and sinking
      fund requirements                                                             (70,121)            (115,801)
                                                                                  ---------            ---------
      Total long-term debt                                                        $  55,000            $  55,000
                                                                                  =========            =========


      On October 12, 1995, PGE borrowed $50.0 million pursuant to a term loan agreement. Proceeds from the loan, along with other funds provided by PGE, were utilized on October 13, 1995, to redeem the $50.0 million principal amount of PGE's 9.57% Series First Mortgage Bonds due September 1, 1996. PGE repaid its $50.0 million term loan on February 16, 1996, with proceeds from the sale of its water operations to Pennsylvania-American.

      On August 22, 1996, the PPUC granted PGE permission to borrow up to $70.0 million from PEI during 1996, and also 1997 (at interest rates generally less than prime), to repay bank borrowings and for construction expenditures and other working capital requirements, to the extent that PEI has funds available for lending to PGE. As of December 31, 1996, PGE had $31.4 million outstanding under its borrowing arrangement with PEI. Such interim borrowings by PGE from PEI will be repaid with proceeds from bank borrowings by PGE.

      Maturities and Sinking Fund Requirements. As of December 31, 1996, the aggregate annual maturities and sinking fund requirements of long-term debt for each of the next five years ending December 31, were:

                           Year                     Amount

                           1997                  $ 70,121,000 (a)
                           1998                  $          -
                           1999                  $ 10,000,000 (b)
                           2000                  $          -
                           2001                  $          -

      (a) Includes $38.7 million of bank borrowings outstanding as of December 31, 1996, and $31.4 million of borrowings payable to PEI.

      (b) Represents PGE's 9.23% Series First Mortgage Bonds in the principal amount of $10.0 million due September 1, 1999.

(8)  DIVIDEND RESTRICTIONS

      The preferred stock provisions of PGE's Restated Articles of Incorporation and certain of the agreements under which PGE has issued long-term debt provide for certain dividend restrictions. As of December 31, 1996, $5,416,000 of the retained earnings of PGE were restricted against the payment of cash dividends on common stock under the most restrictive of these covenants.

(9)  BANK NOTES PAYABLE

      As of April 19, 1993, PGE entered into a revolving bank credit agreement, as subsequently amended (the "Credit Agreement"), with a group of six banks under the terms of which $60.0 million was available for borrowing by PGE through May 31, 1996. The Credit Agreement was terminated on February 26, 1996, following the sale of PGE's water operations to Pennsylvania-American on February 16, 1996, and the repayment of all borrowings outstanding under the Credit Agreement with proceeds from such sale. The interest rate on borrowings under the Credit Agreement was generally less than prime. The Credit Agreement required the payment of a commitment fee of .195% per annum on the average daily amount of the unused portion of the available funds.

      PGE currently has arrangements for six revolving bank lines of credit with an aggregate borrowing capacity of $65.5 million which provide for borrowings at interest rates generally less than prime and which mature during mid-1997. As of March 1, 1997, PGE had $27.2 million outstanding under these bank lines of credit.

      Because of limitations imposed by the terms of PGE's preferred stock, PGE is prohibited, without the consent of the holders of a majority of the outstanding shares of its preferred stock, from issuing more than $12.0 million of unsecured debt due on demand or within one year from issuance. PGE had $10.0 million due on demand or within one year from issuance outstanding as of December 31, 1996.

      Information relating to PGE's bank lines of credit and borrowings under those lines of credit is set forth below:

                                                                                As of December 31,
                                                                 --------------------------------------------
                                                                   1996               1995               1994
                                                                 --------           --------           ------
                                                                            (Thousands of Dollars)
         Borrowings under lines of credit
           Short-term                                            $ 10,000           $ 10,000           $      -
           Long-term                                               38,721             65,801             65,500
                                                                 --------           --------           --------
                                                                 $ 48,721           $ 75,801           $ 65,500
                                                                 ========           ========           ========
         Unused lines of credit
           Short-term                                            $      -           $      -           $      -
           Long-term                                               16,779              4,699              2,000
                                                                 --------           --------           --------
                                                                 $ 16,779           $  4,699           $  2,000
                                                                 ========           ========           ========
         Total lines of credit
           Prime rate                                            $      -           $      -           $      -
           Other than prime rate                                   65,500             80,500             67,500
                                                                 --------           --------           --------
                                                                 $ 65,500           $ 80,500           $ 67,500
                                                                 ========           ========           ========
         Short-term bank borrowings (a)
           Maximum amount outstanding                            $ 10,000           $ 10,000           $  5,692
           Daily average amount outstanding                      $  1,392           $  2,581           $    441

           Weighted daily average interest
             rate                                                  6.241%             6.513%             3.984%
           Weighted average interest rate at
             year-end                                              6.206%             6.334%                 -
           Range of interest rates                                 5.875-             6.290-             3.700-
                                                                   6.438%             6.660%             6.000%

      (a) PGE had no short-term bank borrowings outstanding as of December 31, 1994.

(10)  POSTEMPLOYMENT BENEFITS

      Pension Benefits. Substantially all employees of PGE are covered by PEI's trusteed, noncontributory, defined benefit pension plan. Pension benefits are based on years of service and average final salary. PGE's funding policy is to contribute an amount necessary to provide for benefits based on service to date, as well as for benefits expected to be earned in the future by current participants. To the extent that the present value of these obligations is fully covered by assets in the trust, a contribution may not be made for a particular year.

      Under the terms of the agreement regarding the sale of PGE's water utility operations to Pennsylvania-American, on February 16, 1996, Pennsylvania-American assumed the accumulated benefit obligations relating to employees of PGE who accepted employment with Pennsylvania-American (the "Transferred Employees"). In this regard, plan assets in an amount equal to the actuarial present value of accumulated plan benefits relative to the Transferred Employees, with interest from February 16, 1996, were transferred to the American pension plan in June, 1996. As a result of this and other actions, PGE recognized, as of December 31, 1995, an estimated settlement loss of $200,000 ($117,000 net of the related income tax benefit) and curtailment gain of $2.7 million ($1.6 million net of related income taxes) in its determination of the estimated loss on the disposal of water utility operations.

      In December, 1995, PGE offered an Early Retirement Plan ("ERP") to its employees who would be 59 years of age or older and had a minimum of five years of service as of December 31, 1995. Of the 63 eligible employees, 50 elected to accept this offer and retired as of December 31, 1995, resulting in the recording, as of December 31, 1995, of an additional pension liability of $1.6 million reflecting the increased costs associated with the ERP. Such amount was charged to the estimated loss on the disposal of water utility operations.

      Net pension costs relative to continuing operations, including amounts capitalized, were $385,000, $353,000 and $309,000 in 1996, 1995 and 1994, respectively. The following items were the components of such net pension costs:


                                                                       1996              1995             1994
                                                                     --------          --------         ------
                                                                               (Thousands of Dollars)
      Present value of benefits earned
        during the year                                              $    799          $    430         $    549
      Interest cost on projected benefit
        obligations                                                     2,731             1,459            1,400
      Return on plan assets                                            (5,875)           (1,502)             535
      Net amortization and deferral                                       (79)              (34)             (55)
      Deferral of investment (loss) gain                                2,809                 -           (2,120)
                                                                     --------          --------         --------
          Net pension cost                                           $    385          $    353         $    309
                                                                     ========          ========         ========

      The funded status of the plan as of December 31, 1996 and 1995, was as follows:

                                                                                         1996             1995
                                                                                       --------         ------
                                                                                        (Thousands of Dollars)
      Actuarial present value of the projected benefit obligations:
          Accumulated benefit obligations
            Vested                                                                     $ 28,613         $ 29,100
            Nonvested                                                                        21               47
                                                                                       --------         --------
              Total                                                                      28,634           29,147
          Provision for future salary increases                                           6,933            7,841
                                                                                       --------         --------
          Projected benefit obligations                                                  35,567           36,988
      Approximate market value of plan assets, primarily
        invested in equities and bonds                                                   39,000           34,000
                                                                                       --------         --------
      Plan assets in excess of (less than) projected
        benefit obligations                                                               3,433           (2,988)
      Unrecognized net transition asset as of
        January 1, 1986, being amortized over 20 years                                   (1,939)          (2,155)
      Unrecognized prior service costs                                                    2,258            1,507
      Unrecognized net (gain) loss                                                       (4,259)           2,155
                                                                                       --------         --------
      Accrued pension cost at year-end                                                 $   (507)        $ (1,481)
                                                                                       ========         ========

      The assumptions used in determining pension obligations were:

                                                                        1996            1995            1994
                                                                       ------          ------          -----
              Discount rate                                             7.75%          7.00 %          8.75 %
              Expected long-term rate of return
                 on plan assets                                         9.00%          9.00 %          9.00 %
              Projected increase in future
                 compensation levels                                    5.00%          5.00 %          5.50 %

      Other Postretirement Benefits. In addition to pension benefits, PGE provides certain health care and life insurance benefits for retired employees. Substantially all of PGE's employees may become eligible for those benefits if they reach retirement age while working for PGE. PGE records the cost of retiree health care and life insurance benefits as a liability over the employees' active service periods instead of on a benefits-paid basis.

      Under the terms of the agreement regarding the sale of PGE's water utility operations to Pennsylvania-American, on February 16, 1996, Pennsylvania-American assumed PGE's obligation to provide retiree health care and life insurance benefits to the Transferred Employees, as well as 45% of PGE's retired employees as of that date. In this regard, plan assets in an amount proportional to the actuarial present value of accumulated plan benefits relative to the Transferred Employees and 45% of the retired employees as of February 16, 1996, will be transferred to trusts established by Pennsylvania-American, which is expected to occur in the second quarter of 1997. Pennsylvania-American is reimbursing PGE for benefit plan payments made on behalf of the retired employees for whom Pennsylvania-American has assumed responsibility. As a result of the transfer, early retirement and displacement of employees, PGE recognized an estimated settlement and curtailment loss of $385,000 ($225,000 net of the related income tax benefit) as part of the loss on the disposal of its water utility operations.

      In conjunction with the ERP offered by PGE to certain of its employees, PGE recorded, as of December 31, 1995, an additional liability of $805,000, ($471,000 net of the related income tax benefit) reflecting the cost of future health care benefits required to be recognized in conjunction with the ERP. Such amount was charged to the estimated loss on disposal of water utility operations.

      The following items were the components of the net cost of postretirement benefits other than pensions relative to continuing operations for the years 1996, 1995 and 1994:

                                                                          1996            1995            1994
                                                                        --------        --------        ------
                                                                                (Thousands of Dollars)
      Present value of benefits earned during
        the year                                                        $    253        $    127        $    148
      Interest cost on accumulated benefit
        obligation                                                           506             577             532
      Return on plan assets                                                    -             (69)             (4)
      Net amortization and deferral                                          314             391             360
                                                                        --------        --------        --------
      Net cost of postretirement benefits other
        than pensions                                                      1,073           1,026           1,036
      Less disbursements for benefits                                       (501)           (555)           (543)
                                                                        --------        --------        --------
      Increase in liability for postretirement
        benefits other than pensions                                    $    572        $    471        $    493
                                                                        ========        ========        ========

      Reconciliations of the accumulated benefit obligation to the accrued liability for postretirement benefits other than pensions as of December 31, 1996 and 1995 follow:

                                                                                  1996            1995
                                                                                --------        ------
                                                                                (Thousands of Dollars)
      Accumulated benefit obligation:
        Retirees                                                                $  4,359        $  6,514
        Fully eligible active employees                                            1,033             850
        Other active employees                                                     1,552           1,074
                                                                                --------        --------
                                                                                   6,944           8,438
      Plan assets at fair value                                                      169               -
                                                                                --------        --------
      Accumulated benefit obligation
        in excess of plan assets                                                   6,775           8,438
      Unrecognized transition obligation
        being amortized over 20 years                                             (5,022)         (5,438)
      Unrecognized net gain (loss)                                                 1,116            (703)
                                                                                --------        --------
      Accrued liability for postretirement
        benefits other than pensions                                            $  2,869        $  2,297
                                                                                ========        ========


      The assumptions used in determining other postretirement benefit obligations were:

                                                                        1996            1995            1994
                                                                       ------          ------          -----
              Discount rate                                            7.75 %          7.00 %          8.75 %
              Expected long-term rate of return
                 on plan assets                                        9.00 %          9.00 %          9.00 %
              Projected increase in future
                 compensation levels                                   5.00 %          5.00 %          5.50 %

      It was also assumed that the per capita cost of covered health care benefits would increase at an annual rate of 8-1/2% in 1997 and that this rate would decrease gradually to 5-1/2% for the year 2003 and remain at that level thereafter. The health care cost trend rate assumption had a significant effect on the amounts accrued. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point in each year would increase the transition obligation as of January 1, 1997, by approximately $294,000 and the aggregate of the service and interest cost components of the net cost of postretirement benefits other than pensions for the year 1996 by approximately $31,000.

      Since PGE did not seek to increase its base gas rates prior to 1996, the $442,000 ($259,000 net of related income taxes), $441,000 ($258,000 net of related income taxes), and $447,000 ($256,000 net of related income taxes) of additional cost incurred in 1996, 1995 and 1994, respectively, as a result of the adoption of the provisions of FASB Statement 106 were expensed without any adjustment being made to its gas rates. Effective with its January 15, 1997, base rate increase (see Note 3 of the Notes to Financial Statements), PGE will begin funding its accumulated benefit obligations with respect to other postretirement benefits.

(11)  CONSTRUCTION EXPENDITURES

      PGE estimates the cost of its 1997 construction program will be $27.9 million. It is anticipated that such expenditures will be financed with internally generated funds and bank borrowings, and, to the extent necessary, by the periodic issuance of stock and long-term debt.

(12)  COMMITMENTS AND CONTINGENCIES

      Environmental Matters. PGE, like many gas distribution companies, once utilized manufactured gas plants in connection with providing gas service to its customers. None of these plants has been in operation since 1960, and several of the plant sites are no longer owned by PGE. Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), PGE

filed notices with the United States Environmental Protection Agency (the "EPA") with respect to the former plant sites. None of the sites is or was formerly on the proposed or final National Priorities List. The EPA has conducted site inspections and made preliminary assessments of each site and has concluded that no further remedial action is planned. While this conclusion does not constitute a legal prohibition against further regulatory action under CERCLA or other applicable federal or state law, PGE does not believe that additional costs, if any, related to these manufactured gas plant sites would be material to its financial position or results of operations since environmental remediation costs generally are recoverable through rates over a period of time.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                       QUARTER ENDED
                                               -----------------------------------------------------------------
                                               March 31,       June 30,       September 30,         December 31,
                                                 1996            1996             1996                  1996
                                               ---------       --------       -------------         ------------
                                                       (Thousands of Dollars, Except Per Share Amounts)
Operating revenues                             $  69,415       $ 25,457       $      13,998         $     51,724
Operating income (loss)                           10,033            803                (659)               6,539
Income (loss) from continuing
  operations                                       7,485           (757)             (2,690)               3,748
Loss with respect to
  discontinued operations                           (365)           (21)                  -                   23
Net income (loss)                              $   7,120       $   (778)      $      (2,690)        $      3,771
Earnings (loss) per share
  of common stock: (a)
 Continuing operations                         $    1.67       $   (.23)      $        (.81)        $       1.13
 Discontinued operations                            (.08)          (.01)                  -                  .01
                                               ---------       --------       -------------         ------------
 Net income (loss) before
   premium on repurchase/
   redemption of preferred
   stock                                            1.59           (.24)               (.81)                1.14
 Premium on repurchase/
   redemption of preferred
   stock                                               -           (.39)               (.03)                 .01
                                               ---------       --------       -------------         ------------
 Earnings (loss) per share of
   common stock (a)                            $    1.59       $   (.63)      $        (.84)        $       1.15
                                               =========       ========       =============         ============


                                                                       QUARTER ENDED
                                               -----------------------------------------------------------------
                                               March 31,       June 30,       September 30,         December 31,
                                                 1995            1995             1995                  1995
                                               ---------       --------       -------------         ------------
                                                       (Thousands of Dollars, Except Per Share Amounts)
Operating revenues                             $  68,237       $ 25,184       $      12,119         $     47,216
Operating income                                   9,500          1,867                  (3)               7,558
Income (loss) from continuing
  operations                                       6,413         (1,581)             (3,520)               4,395
Loss with respect to
  discontinued operations                         (3,704)             -                   -                 (130)
Net income (loss)                              $   2,709       $ (1,581)      $      (3,520)        $      4,265

Earnings (loss) per share
  of common stock: (a)

 Continuing operations                         $    1.16       $   (.28)      $        (.63)        $        .78
 Discontinued operations                            (.67)             -                   -                 (.02)
                                               ---------       --------       -------------         ------------
 Earnings (loss) per share of
   common stock (a)                            $     .49       $   (.28)      $        (.63)        $        .76
                                               =========       ========       =============         ============

(a) The total of the earnings per share for the quarters does not equal the earnings per share for the year, as shown elsewhere in the financial statements and supplementary data of this report, as a result of PGE's issuance of additional shares of common stock at various dates in 1994 and 1995 and its repurchase of shares of common stock during 1996.

      Because of the seasonal nature of PGE's gas heating business, there are substantial variations in operations reported on a quarterly basis.

(14) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

   o Long-term debt. The fair value of PGE's long-term debt has been estimated based on the quoted market price as of the respective dates for the portion of such debt which is publicly traded and, with respect to the portion of such debt which is not publicly traded, on the estimated borrowing rate as of the respective dates for long-term debt of comparable credit quality with similar terms and maturities.


   o Preferred stock subject to mandatory redemption. The fair value of PGE's preferred stock subject to mandatory redemption has been estimated based on the market value as of the respective dates for preferred stock of comparable credit quality with similar terms and maturities.

      The carrying amounts and estimated fair values of PGE's financial instruments at December 31, 1996 and 1995, were as follows:

                                                                    1996                           1995
                                                           -----------------------        -----------------------
                                                           Carrying     Estimated         Carrying     Estimated
                                                            Amount      Fair Value         Amount      Fair Value
                                                           --------     ----------        --------     ----------
                                                                         (Thousands of Dollars)
Long-term debt (including current
  portion)                                                 $125,121     $  130,622        $170,801     $  175,431
Preferred stock subject to
  mandatory redemption (including
  current portion)                                              819            836           1,760          1,795

      PGE believes that the regulatory treatment of any excess or deficiency of fair value relative to the carrying amounts of these items, if such items were settled at amounts approximating those above, would dictate that these amounts be used to increase or reduce its rates over a prescribed amortization period. Accordingly, any settlement would not result in a material impact on PGE's financial position or the results of operations of either PEI or PGE.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.